ROYCE FOCUS TRUST, INC.

At the 2013 Annual Meeting of Stockholders held on September 25, 2013, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
W. Whitney George	17,072,186	194,727
Arthur S. Mehlman	17,072,823	194,090
Stephen L. Isaacs	17,072,306	194,607
David L. Meister	17,051,034	215,879